UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33920

TRIAN ACQUISITION I CORP.
(Exact name of registrant as specified in its charter)
280 Park Avenue, 41st Floor New York, New York 10017 (212) 451-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive officers)
Units, consisting of one share of Common Stock, par value $0.0001 per share, and one Warrant Common Stock, par value $0.0001 per share Warrants
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:   Units: 2; Common Stock: 13; Warrants: 2

Pursuant to the requirements of the Securities Exchange Act of 1934, Trian Acquisition I Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 25, 2010	By:	/s/EDWARD P. GARDEN
Name: Edward P. Garden Title: President and Chief Executive Officer